VALGOLD RESOURCES LTD.
1400 – 570 Granville Street
Vancouver, B.C. Canada [redacted]
Tel: (604) 687-4622 Fax: 67-1400

06015746

August 2, 2006

SUPPL

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. U.S.A. 20549

SEC MAIL PROCESSING RECEIVED AUG 04 2006 WASH, D.C. 190 SECTION

Dear Sirs/Mesdames:

Re: **ValGold Resources Ltd.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3339
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

Rodrigo A. Romo
Paralegal
for **VALGOLD RESOURCES LTD.**

PROCESSED
AUG 08 2006
THOMSON FINANCIAL

Enclosures

dlw 8/7

United States Sec Filing
August 2, 2006

ValGold Resources Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents required to be Made Public pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Releases

1. ValGold Resources Ltd. News Release – dated June13, 2006
2. ValGold Resources Ltd. News Release – dated July 5, 2006
3. ValGold Resources Ltd. News Release – dated July 13, 2006
4. ValGold Resources Ltd. News Release – dated July 25, 2006

Correspondence with Securities Commissions

5. CFO Certification of Interim Filings – dated June 28, 2006.
6. CEO Certification of Interim Filings – dated June 28, 2006
7. MD&A for three and nine months ended April 30, 2006
8. Unaudited Interim Financial statement for periods ended April 30, 2006 and 2005

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valgold.com

June 13, 2006

Ticker Symbol: **VAL**-TSX Venture
SEC 12g3-2(b): 82-3339

VALGOLD COMPLETES 11,000 METER PROGRAM & ADDS SECOND DRILL TO THE GARRISON GOLD PROJECT, ONTARIO

ValGold Resources Ltd. ("ValGold") announces that as of June 5, 2006, it completed its first-stage drilling program with 31 diamond drill holes (G05-01 to G05-07 and G06-01 to G06-24), for a total of 11,351m of core. Assays have been received and compiled for holes up to and including G06-20.

In this current round of assay results, some of the notable gold zone intersections include:

- DDH G06-13 – The J.P. zone is represented by several well-mineralized intervals within a length of core totalling 155m with the best intervals averaging 4.21 grams per tonne gold ("g/T Au") over a width of 5.0m (0.12 ounces of gold per short ton (oz/t Au) over 16.4 ft);
- DDH G06-15 – The main intersection of the J.P. gold zone assayed over an interval of 3.0m an average grade of 6.19 g/T Au (9.8 ft averaging 0.18 oz/t Au) within which a 1m section ran 11.83 g/T Au (3.3 ft assayed 0.34 oz/t Au);
- DDH G06-19 – A wide mineralized interval of 15.0m that returned a grade of 1.01 g/T Au over the first 6m of the J.P. zone (19.7 ft averaging 0.03 oz/t Au) and 6.26 g/T Au over 9m (29.5 ft averaging 0.18 oz/t Au).

To date, the initial program has focused upon the infilling and extending along strike and to depth the main J.P. Gold Zones situated in the central part of the Garrison property. The holes have been collared on 50m centers in order to achieve results that could be utilized in a resource calculation and also to evaluate the potential for lithological or structural controls on the gold zones. ValGold's reported widths of the drill intersections average approximately 70% of true widths. All drill intersections grading greater than 1.0 g/T Au for the announced holes are reported in the table at the end of this release and the locations of the collar sites together with drill sections, trench geology and sampling maps will be made available soon on the ValGold website: www.valgold.com.

Based on the strength of the results together with the readily recognizable mineralization in the core, ValGold has elected to immediately launch into the next round of drilling, stepping out further along strike and targeting the J.P. Gold Zone at greater depths. The addition of the second drill rig on the property will permit the project geologists to test many of the other target areas within the Garrison property while continuing to extend the J.P. Gold Zone.

Project Summary

The Garrison gold property is located 40 kilometres (km) north of the Town of Kirkland Lake, 100 km east of Timmins and 8 km west of and on strike with Newmont Mining Corp's Holloway and Holt-McDermott gold mines. Access to the property is by Ontario highway 101 that runs along the north boundary of the property. The mining leases cover approximately 4 km of the famous Destor Porcupine Fault Zone ("DPFZ") and a major splay, the Munro Fault Zone ("MFZ").

The gold mineralization on the property occurs as sulphide-rich bodies within the two major fault zones, and within the intervening Timiskaming sediments associated with quartz-pyrite vein stockworks. Sulphide mineralization within the MFZ forms a series of five high-grade shoots that occur near the footwall of the fault. Previous operators completed a total of 199 drill holes focusing primarily on gold zones over the 1.7 km long strike length of the fault zone and to a depth of 300m (1,000 ft). The individual mineralized shoots are estimated

to be up to 300m (1,000 ft) in strike length, average 3.35m (11 ft) in thickness and contain gold associated with albite, sericite and pyrite alteration.

An advanced underground exploration program was initiated by previous operators on the J.P. gold zone in October 1995. The underground development included a 12 x 14-foot, 18-20-degree decline excavated to the 476-level. By the end of March 1997 approximately 56,000 tons (50,475 tonnes) were shipped that had an average grade of 0.243 oz/t (8.33 g/T) Au.

Mr. Tom Pollock, P.Geo., ValGold's Vice-President, Exploration, is the Qualified Person for the project, and is responsible for all of the technical reporting in compliance with NI 43-101. Mr. Pollock has instituted and is responsible for ValGold's program of Quality Control and Assurance ("QC/QA"), using assay control samples and duplicates. Swastika Labs is a recognized assay laboratory located in Swastika, Ontario and it carried out the assay work of the recent drill program. All samples were fire assayed utilizing industry standard procedures. All sampled core was split in a secure facility in Ontario and hand delivered to the laboratory by the Company geologist. The balance of the split core is stored for record purposes at a secure site near the Garrison property.

For further information on the Company and its portfolio of international projects, visit our website at www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer

ValGold Resources Ltd.
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@valgold.com

Table of the Garrison Gold Project significant drill intercepts for the drill holes, G06-13 to G06-20 where sample intervals returned grades of 1.0 g/T Au or greater. The width of the intersections ranges from 65% to 80% of the approximate true width of the mineralization. J.P. Gold zone assays for G06-12 not completed. Hole G06-18 did not reach the zone and will be deepened.

Drill Hole No.	Gold Zone	From (m)	To (m)	Width Meters	Width Feet	Gold g/T	Gold oz/st
G06-13 (1)	J.P.	122.00	123.00	1.00	3.28	3.77	0.11
	J.P.	127.00	128.00	1.00	3.28	1.29	0.04
	J.P.	165.00	166.00	1.00	3.28	1.40	0.04
	J.P.	205.00	208.00	3.00	9.84	3.79	0.11
	J.P.	216.00	217.00	1.00	3.28	3.98	0.12
	J.P.	220.00	223.00	3.00	9.84	3.11	0.09
	J.P.	**227.00**	**232.00**	**5.00**	**16.40**	**4.21**	**0.12**
	J.P.	234.00	236.00	2.00	6.56	1.26	0.04
	J.P.	282.00	287.00	5.00	16.40	2.65	0.08
Including	**J.P.**	**284.00**	**287.00**	**3.00**	**9.84**	**3.62**	**0.11**
G06-14	J.P.	259.00	261.00	2.00	6.56	1.31	0.04
	J.P.	265.00	266.00	1.00	3.28	1.31	0.04
G06-15	**J.P.**	**140.00**	**143.00**	**3.00**	**9.84**	**6.19**	**0.18**
Including	**J.P.**	**141.00**	**142.00**	**1.00**	**3.28**	**11.83**	**0.34**
	J.P.	314.00	316.00	2.00	6.56	1.64	0.05
G06-16 (1)	J.P.	98.00	99.00	1.00	3.28	1.33	0.04
G06-17 (1)	**J.P.**	**401.91**	**402.49**	**0.58**	**1.90**	**12.58**	**0.37**
		436.00	437.00	1.00	3.28	1.56	0.05
G06-19	J.P.	256.00	257.00	1.00	3.28	1.48	0.04
	J.P.	295.00	301.00	6.00	19.69	1.01	0.03
	J.P.	**301.00**	**310.00**	**9.00**	**29.53**	**6.26**	**0.18**
Including	**J.P.**	**301.00**	**302.00**	**1.00**	**3.28**	**13.73**	**0.40**
And	**J.P.**	**305.00**	**308.00**	**3.00**	**9.84**	**8.10**	**0.24**
	J.P.	335.00	336.00	1.00	3.28	2.53	0.07
G06-20 (1)	**J.P.**	**312.00**	**315.00**	**3.00**	**9.84**	**3.87**	**0.11**

Note (1) Assays remain pending for intersections in this hole.

VALGOLD RESOURCES LTD.
1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
www.valgold.com

July 5, 2006

Ticker Symbol: **VAL**-TSX Venture
SEC 12g3-2(b) exemption 82-3339

VALGOLD RETAINS LANEY STOLLE FOR INVESTOR AND CORPORATE COMMUNICATIONS

ValGold Resources Ltd. ("ValGold" or the "Company") wishes to announce that, subject to regulatory approval, it has appointed Ms. Laney Stolle as "Manager, Corporate Communications and Investor Relations" for the Company.

Ms. Stolle is an experienced investor relations and public relations professional, who has been in business for 23 years. Ms. Stolle was Vice President - Corporate Communications for Minefinders Corporation Ltd. (TSX:MFL, AMEX:MFN) for over 9 years and is recognized within the junior gold mining sector and the investment community for her capabilities and professionalism.

ValGold is a well-funded mining exploration company listed on the TSX Venture Exchange under the trading symbol: VAL. Presently, the Company's exploration focus is on the Garrison Gold Project located strategically between Timmins and Kirkland Lake in northeastern Ontario. ValGold has recently added a second diamond drill to the current exploration program. Its geological team is systematically testing the on-strike and at depth extensions of the J.P. and Garrcon gold zones in additions to several other gold occurrences within the historic property. To date, ValGold has completed 33 drill holes for an aggregate of approximately 12,000m of core and expects to have at least a further 10,000m drilled during 2006.

Stephen Wilkinson
President and Chief Executive Officer

For further information please contact:
Tel: (604) 687-4622 Fax: 604-687-4212
Toll Free: 1-888 267-1400

VALGOLD RESOURCES LTD.
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
www.valgold.com

Ticker Symbol: **VAL**-TSX Venture
SEC 12g3-2(b) exemption 82-3339

For Immediate Release July 13, 2006

VALGOLD RESOURCES LTD., ANNOUNCES UNDERWRITTEN PRIVATE PLACEMENT

ValGold Resources Ltd. ("ValGold" or the "Company") announces that it intends to raise up to $1,545,000 by way of a private placement Offering (the "Offering"). ValGold has entered into a letter of engagement with Blackmont Capital Inc., pursuant to which Blackmont will offer up to 3,500,000 Flow Through Units at $0.30 per unit ("FT Units") and 1,800,000 Non-Flow Through Units at $0.275 per unit ("Non-FT Units").

Each FT Unit consists of one flow through common share and one transferable common share purchase warrant ("Warrant"). Each Non-FT Unit is comprised of one common share and one Warrant. Each Warrant will entitle the holder to purchase one additional common share at a price of $0.40 per share for a period of 12 months from closing of the Offering and thereafter at a price of $0.50 per share, expiring 24 months from closing of the Offering.

Blackmont will be paid a commission of 7.5% of the gross proceeds of the Offering, a corporate finance fee of $15,000 and will be reimbursed for its legal fees and expenses incurred pursuant to the Offering. The Company will also grant Blackmont a non-transferable Warrant to purchase Non-FT Units equal to 10% of the total FT Units and Non-FT Units sold under the Offering, at a price of $0.275 per unit for a period of 24 months from closing.

ValGold intends to use the flow through proceeds raised from this financing to fund the on-going exploration program on the Company's Garrison Township gold project in Ontario. The non-flow through proceeds are for general working capital.

About ValGold
ValGold is a mining exploration company listed on the TSX Venture Exchange under the trading symbol: VAL. Presently, the Company's exploration focus is on the Garrison Gold Project located in the historic gold camp between Timmins and Kirkland Lake in northeastern Ontario. ValGold has recently added a second diamond drill to the current exploration program. Its geological team is systematically testing the on-strike and at depth extensions of the J.P. and Garrcon gold zones in addition to several other gold occurrences within the property. To date, ValGold has completed 33 drill holes for an aggregate of approximately 12,000m of core and expects to have at least a further 10,000m drilled during 2006.

For further information, please contact:
Stephen Wilkinson, President & CEO or **Laney Stolle**, Investor Relations at Tel: (604) 687-4622, Fax: (604) 687-4212 or Toll Free: 1-888-267-1400, both of ValGold Resources Ltd. Visit us on the Internet: www.valgold.com or Email us at: info@valgold.com

Note: ValGold Resources Ltd. (ValGold), has taken all reasonable care in producing and publishing information contained in this news release. Material in this news release may still contain technical inaccuracies, omissions or typographical errors, for which ValGold assumes no responsibility. This news release may include certain "forward-looking statements" including but not limited to comments regarding predictions and projections. All statements, other than statements of historical fact, included in this news release, including, without limitation, statements regarding potential mineralization, exploration results, and future plans and objectives of ValGold, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in documents filed from time to time with the regulatory authorities.

The TSX Venture Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1

www.valgold.com

July 25, 2006

Ticker Symbol: VAL-TSX Venture
SEC 12g3-2(b): 82-3339

VALGOLD INTERSECTS DEEP HIGH-GRADE EXTENSION TO THE J.P. GOLD ZONE

Vancouver, BC - July 25, 2006 - ValGold Resources Ltd. ("ValGold") reports that it completed drilling the first 25 drill holes on the Garrison Gold Project in north-eastern Ontario, bringing the total drilling for 2006 to 13,724 metres ("m"). Assays have been received and compiled in the table at the end of this release for holes G06-20 to G06-25.

Highlights from this current round of results include:

- **DDH G06-25 – The J.P. gold zone averages 6.21 grams per tonne gold ("g/T Au") over a width of 9.0m (0.18 ounces of gold per short ton {"oz/t Au"} over 26.2 ft) within which the first metre of the intersection assayed 30.21 g/T Au (0.88 oz/t gold over 3.3 ft) and a second interval returned 14.34 g/T over 3.0m (0.42 oz/t gold over 9.8 ft);**
- DDH G06-20 – The main intersection of the J.P. gold zone assayed over an interval of 3.0m an average grade of 3.87 g/T Au (9.8 ft averaging 0.11 oz/t Au);

In DDH G06-25, the intersection of the J.P. zone occurred at the deepest intersection of the zone to date. Also, it is encouraging that the gold zone is represented by a wide and well-mineralized interval. These good results extend the J.P. zone down to a vertical depth of nearly 500m or 1,600 ft. The hole is located on the longitudinal section 50m west of the J.P. shaft. Two historical holes were drilled below G06-25. These two holes, N – 99W and N – 87, intersected the J.P. gold zone roughly 60m (200 ft) and 120m (400 ft) below G06-25 and slightly east of the shaft section. The N – 99W intersection returned an average grade of 4.73 g/T Au over 9.1m (0.138 oz/t Au over 30 ft) and N – 87 assayed 7.83 g/T Au across 2.4m (0.226 oz/t over 8 ft). These data strongly suggest that the J.P. gold mineralization zone could extend to depths well below the historic underground development levels, with potentially economic grades, remaining open to extension in three directions.

Reported widths of the drill intersections are on average approximately 70% of true widths. All drill intersections for this release grading greater than 1.0 g/T Au for the announced holes are shown in the table at the end of this release and the locations of the collar sites together with drill sections, trench geology and sampling maps will be made available soon on the ValGold website: www.valgold.com.

Project Summary

The Garrison gold property is located 40 kilometres (km) north of the Town of Kirkland Lake, 100 km east of Timmins and 8 km west of and on strike with Newmont Mining Corporation's Holloway and Holt-McDermott gold mines. Access to the property is by Ontario highway 101 that runs along the north boundary of the property. The mining leases cover approximately 4 km of the famous Destor Porcupine Fault Zone and a major splay, the Munro Fault Zone ("MFZ").

The gold mineralization on the property occurs as sulphide-rich bodies within the two major fault zones, and within the intervening Timiskaming sediments associated with quartz-pyrite vein stockworks. Sulphide mineralization within the MFZ forms a series of five high-grade shoots that occur near the footwall of the fault. Previous operators completed a total of 199 drill holes focusing primarily on gold zones over the 1.7 km long strike length of the fault zone and to a depth of 300m (1,000 ft). The individual mineralized shoots are estimated to be up to 300m (1,000 ft) in strike length, average 3.35m (11 ft) in thickness and contain gold associated with albite, sericite and pyrite alteration.

An advanced underground exploration program was initiated on the J.P. gold zone in October 1995. The underground development included a 12 x 14-foot, 18-20-degree decline excavated to the 476-level. By the end of March 1997 approximately 56,000 tons (50,475 tonnes) were shipped that had an average grade of 0.243 oz/t (8.33 g/T) Au.

Mr. Tom Pollock, P.Geo., ValGold's Vice-President, Exploration, is the Qualified Person for the project, and is responsible for all of the technical reporting in compliance with NI 43-101. Mr. Pollock has instituted and is responsible for ValGold's program of Quality Control and Assurance ("QC/QA"), using assay control samples and duplicates. Swastika Labs, a recognized assay laboratory located in Swastika, Ontario, carried out the assay work on the recent drill program. All samples were fire assayed utilizing industry standard procedures. All sampled core was split in a secure facility in Ontario and hand delivered to the laboratory by the Company geologist. The balance of the split core is stored for record purposes at a secure site near the Garrison property.

UPDATE ON VALGOLD'S BROKERED PRIVATE PLACEMENT FINANCING

ValGold wishes to clarify that the offering previously announced on July 13, 2006 (the "Offering") is being conducted as a brokered private placement, rather than an underwriting as suggested by the title of the Company's June 13, 2006 news release. Blackmont Capital Inc. ("Blackmont") will be acting as agent on a commercially reasonable efforts basis to carry out the Offering.

Blackmont's engagement includes an over-allotment option (the "Over-Allotment Option") whereby Blackmont may increase the number of Flow Through Units ("FT Units") and Non-Flow Through Units ("Non-FT Units") to be sold in its brokered private placement by up to a further 525,000 FT Units and 270,000 Non-FT Units (collectively, the "Over-Allotment Units"). The Over-Allotment Units will be sold on the same terms and conditions as the previously announced FT Units and Non-FT Units for a period of 15 days from the closing of the brokered private placement. In addition to the compensation previously announced, Blackmont will receive a commission of 7.5% of the gross proceeds, if any, raised from the sale of the Over-Allotment Units and a non-transferable Warrant to purchase additional Non-FT Units equal to 10% of the total Over-Allotment Units sold. Both the previously announced Offering and the above noted Over-Allotment Option are subject to regulatory approval.

For information on the Company and its portfolio of international projects, visit our website at www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer

ValGold Resources Ltd.
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@valgold.com

Table of the Garrison Gold Project significant drill intercepts for the drill holes, G06-20 to G06-25 where sample intervals returned grades of 1.0 g/T Au or greater.

Drill Hole No.	Gold Zone	From (m)	To (m)	Width [(1)] (m)	Width [(1)] (Feet)	Gold g/T	Gold oz/t
G06-20	**J.P.**	**312.0**	**315.0**	**3.0**	**9.8**	**3.87**	**0.11**
	J.P.	339.0	341.0	2.0	6.6	2.33	0.07
G06-21	J.P.	424.0	425.0	1.0	3.3	1.92	0.06
G06-23	**J.P.**	**520.0**	**521.0**	**1.0**	**3.3**	**4.39**	**0.13**
G06-24	J.P.	346.0	347.0	1.0	3.3	1.32	0.04
	J.P.	436.0	446.0	10.0	32.8	1.51	0.04
G06-25	J.P.	568.0	569.0	1.0	3.3	1.53	0.04
	J.P.	**580.0**	**589.0**	**9.0**	**26.2**	**6.21**	**0.18**
	including	**580.0**	**581.0**	**1.0**	**3.3**	**30.21**	**0.88**
	and	**581.0**	**584.0**	**3.0**	**9.8**	**14.34**	**0.42**

Note (1) The widths of the intersections range from 65% to 80% of the approximate true width of the mineralization.

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.
(an exploration stage company)
INTERIM CONSOLIDATED FINANCIAL STATEMENTS
APRIL 30, 2006 and 2005
(Unaudited – prepared by management)

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Interim Consolidated Balance Sheets
(Unaudited – prepared by management)

	April 30, 2006	July 31, 2005
Assets		
Current assets		
Cash and cash equivalents	$ 288,085	$ 18,103
Temporary investments	382,218	695,987
Marketable securities	700,907	--
Due from related parties (Note 7)	63,267	128,401
Accounts receivable and prepaids	225,791	145,192
	1,660,268	987,683
Investments (Note 4)	218,401	1,396,101
Equipment (Note 5)	27,867	12,694
Mineral property interests (Notes 3 and 10)	5,236,977	3,862,406
	$ 7,143,513	$ 6,258,884
Liabilities and Shareholders' Equity		
Current liabilities		
Accounts payable and accrued liabilities	$ 362,347	$ 78,484
Due to related parties (Note 7)	22,888	59,468
	385,235	137,952
Shareholders' equity		
Share capital (Note 6)	34,873,267	34,528,912
Contributed surplus	1,003,021	738,413
Deficit	(29,118,010)	(29,146,393)
	6,758,278	6,120,932
	$ 7,143,513	$ 6,258,884

Subsequent events (Notes 3 and 4)

See accompanying notes to interim consolidated financial statements.

Approved by the Directors

"Kenneth Yurichuk"

Kenneth Yurichuk
Director

"Stephen J. Wilkinson"

Stephen J. Wilkinson
Director

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Interim Consolidated Statements of Operations and Deficit

	Three months ended April 30, 2006	Three months ended April 30, 2005	Nine months ended April 30, 2006	Nine months ended April 30, 2005
Expenses				
Amortization	$ 215	$ 547	$ 534	$ 931
Foreign exchange	10,792	1,000	11,922	16,534
Legal, accounting and audit	134,061	6,061	214,426	24,503
Management and consulting fees	23,500	7,500	56,500	52,500
Office and administration	75,213	81,977	204,521	143,049
Property investigations	--	19,764	(9,147)	65,338
Salaries and benefits	65,829	64,705	151,546	147,852
Shareholder communications	46,116	52,845	120,043	169,594
Stock-based compensation	--	158,698	241,986	190,813
Travel and conferences	27,164	10,903	39,955	56,001
Write-down (recovery) of mineral property interests	(9,838)	337,965	315,465	422,304
Interest and other income	(10,959)	(10,812)	(17,414)	(39,409)
	362,093	731,153	1,330,337	1,250,010
Gain on sale of investments	(420,337)	--	(1,246,072)	--
Earnings (loss) before income taxes	58,244	(731,153)	(84,265)	(1,250,010)
Income tax recovery (Note 6)	112,648	162,963	112,648	162,963
Income (loss) for the period	170,892	(568,190)	28,383	(1,087,047)
Deficit, beginning of period	(29,288,902)	(28,408,783)	(29,146,393)	(27,889,926)
Deficit, end of period	$(29,118,010)	$(28,976,973)	$(29,118,010)	$(28,976,973)
Earnings (loss) per share, basic	$ 0.01	$ (0.03)	$ 0.00	$ (0.05)
Earnings (loss) per share, diluted	$ 0.01	$ (0.03)	$ 0.00	$ (0.05)
Weighted average number of common shares outstanding – basic	23,003,292	21,039,259	21,983,729	21,083,480
Weighted average number of common shares outstanding – diluted	24,219,939	21,039,259	22,159,891	21,083,480

See accompanying notes to interim consolidated financial statements.

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Interim Consolidated Statements of Cash Flows

	Three months ended April 30, 2006	Three months ended April 30, 2005	Nine months ended April 30, 2006	Nine months ended April 30, 2005
Cash provided by (used for):				
Operations				
Earnings (loss) for the period	$ 170,892	$ (568,190)	$ 28,383	$(1,087,047)
Items not involving cash				
Amortization	215	547	534	931
Stock-based compensation	--	158,698	241,986	190,813
Gain on sale of investment	(420,337)	--	(1,246,072)	--
Accrued interest on temporary investments	46	537	(954)	(2,996)
Income tax recovery	(112,648)	(173,184)	(112,648)	(173,184)
Write down of mineral property interests	(9,838)	337,965	315,465	422,304
Changes in non-cash working capital				
Accounts receivable and prepaids	(16,104)	11,987	(80,599)	84,912
Due to/from related parties	10,359	21,096	28,554	(32,351)
Accounts payable and accrued liabilities	143,938	58,699	283,863	(480,999)
	(233,477)	(151,845)	(541,488)	(1,077,617)
Investing activities				
Mineral property interests				
Acquisition costs	(531,227)	(131,578)	(517,140)	(57,398)
Exploration and development costs	(609,060)	(531,118)	(1,171,294)	(1,480,950)
Equipment	(18,054)	(9,947)	(18,834)	(11,783)
(Purchase)/sale of temporary investments	(79,264)	789,153	314,723	2,096,924
Investment in marketable securities	(116,636)	--	(116,636)	--
Sale of marketable securities	613,284	--	1,890,501	--
	(740,957)	116,510	381,320	546,793
Financing activities				
Common shares issued for cash	--	5,000	430,150	491,200
Increase (decrease) in cash and cash equivalents during the period	(974,434)	(30,335)	269,982	(39,624)
Cash and cash equivalents, beginning of period	1,262,519	41,112	18,103	50,401
Cash and cash equivalents, end of period	$ 288,085	$ 10,777	$ 288,085	$ 10,777

See accompanying notes to interim consolidated financial statements.

The Company's independent auditor has not performed a review of these interim consolidated financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Interim Consolidated Financial Statements
Nine months ended April 30, 2006 and 2005
(Unaudited – prepared by management)

1. Basis of presentation:

The accompanying consolidated financial statements for the interim periods ended April 30, 2006 and 2005, are prepared on the basis of accounting principles generally accepted in Canada and are unaudited, but in the opinion of management, reflect all adjustments (consisting of normal recurring accruals) necessary for fair presentation of the financial position, operations and changes in financial results for the interim periods presented. The financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year. These interim financial statements do not contain all of the information required for annual financial statements and should be read in conjunction with the most recent annual audited financial statements for the year ended July 31, 2005.

These interim financial statements have been prepared on the assumption that the Company is a going concern and will be able to realize its assets and settle its liabilities in the normal course of business. Management intends to meet the Company's minimum operating and other commitments from existing working capital, supplemented by the disposition of its long-term investment in the shares of other resource companies. In addition, the Company will periodically have to raise additional funds to complete its exploration and future development and, while it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future.

2. Nature of operations:

ValGold Resources Ltd. ("the Company") is incorporated under the British Columbia Business Corporations Act. The Company is currently in the business of exploration and development of mineral properties in Canada.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and regulatory requirements.

3. Basis of consolidation:

These consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles. Included are the accounts of the Company and its wholly owned subsidiary, Grupo ValGold of Venezuela C.A. All inter-company balances and transactions have been eliminated.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Interim Consolidated Financial Statements
Nine months ended April 30, 2006 and 2005
(Unaudited – prepared by management)

4. Mineral property interests:

Accumulated costs in respect of the Company's mineral property interests owned, leased or under option consist of the following:

	Acquisition Costs	Deferred Exploration	April 30, 2006 Total Costs	July 31, 2005 Total Costs
Tower Mountain	$ 146,182	$ 2,369,524	$ 2,515,706	$ 2,427,060
Manitoba Properties (e)	219,243	243,974	463,217	495,996
Hunter Gold Mine (a)	24,045	496,906	520,951	538,826
oy-Can and Q9 (b, c)	--	--	--	284,995
Garrison (d)	110,000	860,660	970,660	115,529
Venezuela Properties (f)	564,300	202,143	766,443	--
	$ 1,063,770	$ 4,173,207	$ 5,236,977	$ 3,862,406

(a) Hunter Gold Mine, Ontario

In July 2003, the Company entered into an option agreement to acquire a 100% interest in the former Hunter Gold Mine, located in the Timmins Mining Camp. The property consists of seven contiguous patented claims and one staked claim in the Third Concession, Lots 9 and 10 in Whitney Township, Ontario. Under the terms of the agreement, the Company has agreed to make total cash payments of $50,000 ($20,000 paid) and issue 325,000 common shares (165,000 issued) to the optionor over a five-year period. In addition to the above, the Company must also complete exploration activities on the property and incur exploration expenses of no less than $500,000 during the first 60-month period. After completion of the terms of the agreement, the property will be subject to a 2.0% net smelter return royalty ("NSR") from production of gold, silver and other metals. The NSR may be reduced to 1.0% by the payment of $1,000,000 to the optionors at any time up to the commencement of commercial production.

The Company signed an option agreement with Brigadier Gold Ltd. ("Brigadier"), to dispose of up to 80% of the Company's interest in the property. Under the terms of the option agreement Brigadier can earn an initial 50% of the Company's interest in the property by issuing to the Company 1.7 million common shares and incurring exploration expenditures totalling $600,000 over a period of four years. Brigadier must spend a minimum of $250,000 on exploration in the first year and issue 425,000 common shares upon regulatory approval, which were received by the Company. A second tranche of 425,000 shares are to be issued on the first anniversary of regulatory approval. A further 30% of the Company's interest may be earned upon completion of the share issuances and commitments above, by completing a bankable feasibility study on or before December 31, 2010.

(b) Tower Mountain Property, Ontario

The Company issued 20,000 common shares at a price of $0.37 pursuant to an option agreement on Freehold Parcels 5172 and 5795 in Ontario, the value of which is included in the Tower Mountain mineral property acquisition costs.

3. Mineral property interests (continued):

(c) Garrison Project, Ontario

In June 2005, the Company acquired 100% interest in 35 claims, known as the Garrison Project, located in Garrison Township, District of Cochrane, Larder Lake Mining Division in northern Ontario for a one-time cash payment of $110,000.

(d) Venezuela Properties

The Company has entered into a memorandum of understanding with a group of three private companies under which the Company may acquire all of the shares of Honnold Corp, a British Virgin Island company that indirectly owns twenty-seven exploration licenses (the "Venezuela Properties") covering approximately 1,300 square kilometers in Bolivar State, Venezuela. The acquisition is subject to regulatory approval. Shareholder approval was received at a Special Meeting held on February 28, 2006.

The acquisition would be accomplished in two phases. Initially, the Company would advance US$500,000 cash and issue 5,000,000 common shares (having a deemed value for purposes of the agreement of US$0.20 per share) as consideration for acquiring the sole and exclusive right and option (the "Option") to purchase the shares of Honnold Corp. The cash and shares are to be advanced immediately following approval of the transaction and the Option would be exercisable at any time up to July 9, 2007.

To exercise the Option, the Company is required to pay the optionors an additional US$1,500,000 in cash and issue additional common shares having a deemed value of US$5,000,000. The deemed per share value of the shares issuable to exercise the Option is to be calculated as an amount equal to US$0.20 plus one-half of the difference between US$0.20 and the average closing price of the Company's common shares as traded on the TSX Venture Exchange over the 90-day period prior to the exercise date, but in any event shall be not less than US$0.20.

The optionors will retain a collective 10% free carried interest in the properties until the completion of a bankable feasibility study on the properties or any portion thereof. If they elect to maintain this interest, they would be obligated to provide their share of funding as required or their 10% interest would be diluted. The optionors would also retain a 2% NSR interest in the Venezuela Properties. An arm's length finder's fee will be payable upon the approval of the acquisition. The fee is 5% of the value of the acquisition to be paid in two installments. The first will be due immediately following shareholder and regulatory approval, by the issuance of 375,000 common shares at a deemed value of US$0.20 per share. The second installment will be due upon exercise of the Option.

(e) Manitoba Properties, Manitoba

The Company combined some of its staked claims in Manitoba with those of Cream Minerals Ltd. and Sultan Minerals Inc. (the "Companies") to form the Stephens Lake Nickel Project, for a total of 174,018 hectares. The Companies entered into an agreement with BHP Billiton Diamonds Inc. ("BHP Billiton") whereby BHP Billiton was granted an option to acquire an initial 51% interest in the Stephens Lake mineral property, and a second option to acquire an additional 19% undivided interest. In the third quarter, the Companies reacquired the Stephens Lake nickel property from BHP Billiton.

3. Mineral property interests (continued):

(e) Manitoba Properties, Manitoba (continued)

In December 2002, the Company entered into an option agreement to acquire the Big Claims property located 90 kilometres east of Gillam, Manitoba. The Company has acquired a 70% interest in the property by making total payments to the optionor of $60,000 in cash, and issuing 200,000 common shares over a 36-month period. In April 2004, the Company entered into an agreement with BHP Billiton to acquire, initially, a 51% undivided interest in the Big Claims (the "Big First Option"); and, secondly, subject to and conditional upon the exercise of the Big First Option, a 19% undivided interest in the Property (the "Big Second Option") in addition to the 51% interest; and, thirdly, subject to and conditional upon the exercise of the Big Second Option, an additional 5% (the "Big Third Option. The Company has recovered $51,275 in acquisition costs from BHP Billiton pursuant to the option agreement and expects to recover additional costs of $47,823. The agreement with BHP Billiton was terminated in the third quarter of fiscal 2006.

(f) Option payments

During the year ending July 31, 2006, the Company is required to make cash payments totalling $154,833, and issue 191,667 common shares to maintain its current mineral property interests. This does not include the cash and share payments to be made relating to the acquisition of the mineral properties located in Venezuela. During the nine months ended April 30, 2006, the Company made cash payments of $41,500 and issued 175,000 common shares pursuant to its option agreements. The cash and share payments are dependent upon exploration results and are made solely at the option of the Company to maintain the agreements in good standing until all payments are made and the properties are vested.

4. Investments:

	Number of Shares	Net Book Value April 30, 2006	Market Value April 30, 2006
Emgold Mining Corporation (Note 7(g))	400,000	$ 40,000	$ 324,000
Sultan Minerals Inc. (Note 7(g))	665,000	99,750	146,300
Cream Minerals Ltd. (Note 7(g))	135,000	25,650	101,250
Mediterranean Minerals Corp.	50,000	2,000	1,500
Brigadier Gold Ltd.	425,000	51,000	51,000
LMC Management Services Ltd. (Note 7(a))	1	1	1
		$ 218,401	$ 624,051

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Interim Consolidated Financial Statements
Nine months ended April 30, 2006 and 2005
(Unaudited – prepared by management)

4. Investments (continued):

	Number of Shares	Net Book Value July 31, 2005	Market Value July 31, 2005
Emgold Mining Corporation (Note 7(g))	400,000	$ 40,000	$ 140,000
Sultan Minerals Inc. (Note 7(g))	665,000	99,750	69,825
Cream Minerals Ltd. (Note 7(g))	135,000	25,650	22,950
Mediterranean Minerals Corp.	50,000	2,000	--
LMC Management Services Ltd. (Note 7(a))	1	1	1
Northern Orion Resources Inc.	883,333	1,228,700	2,658,832
		$ 1,396,101	$ 2,891,608

Investments in marketable securities are reviewed periodically, and are written down to management's assessment of the market value. The shares held are very volatile, and the July 31, 2005, value is not indicative of the shares' market values throughout the period. During the nine months ended April 30, 2006, the Company sold 463,333 common shares of Northern Orion Resources Inc. with a book value of $644,429 for a gain of $1,246,072. The Company also acquired 25,000 shares of Northern Orion Resources Inc. at a cost of $116,636.

Subsequent to April 30, 2006, the Company sold 95,000 common shares of Northern Orion Resources Inc. for a gain of $389,559. As at April 30, 2006 the Company held 445,000 common shares of Northern Orion Resources Inc., with a book value of $700,907 (market value - $2,576,550). These common shares have been reclassified as marketable securities at April 30, 2006.

5. *Equipment:*

	Cost	Accumulated Depreciation	Net Book Value April 30, 2006	Net Book Value July 31, 2005
Office equipment	$ 6,775	$ 1,412	$ 5,363	$ 2,314
Computer equipment	2,836	946	1,890	1,377
Field equipment	15,914	3,584	12,330	9,003
Vehicles	8,284	--	8,284	--
	$ 33,809	$ 5,942	$ 27,867	$ 12,694

The cost of equipment at July 31, 2005, was $14,974.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Interim Consolidated Financial Statements
Nine months ended April 30, 2006 and 2005
(Unaudited – prepared by management)

6. Share capital:

(a) Authorized

Unlimited number of common shares without par value

(b) Issued and fully paid

	Number of Shares	Amount
Balance, July 31, 2005	21,159,948	$34,528,912
Issued for mineral property interests		
Hunter Mine	55,000	14,575
MEL 223B	50,000	8,000
Freehold Claims	20,000	7,400
Big Claims	50,000	19,500
Private placement of flow-through shares, less issue costs	1,467,333	307,528
Private placement	250,000	100,000
Tax recovery on flow-through shares	--	(112,648)
Balance, April 30, 2006	23,052,281	$34,873,267

The Company completed a flow-through private placement of 1,467,333 units at a price of $0.225, each unit comprised of one flow-through share and one non flow-through share purchase warrant exercisable for two years, at a price of $0.40. The Company issued 98,280 finder's fee unit warrants. Each finder's fee unit warrant is exercisable at a price of $0.225 for a period of 24 months from the date of issue to receive one non-flow-through common share in the capital of the Company and one non-transferable non-flow-through share purchase warrant. Each finder's fee warrant will be exercisable at $0.40 for a period of 24 month from the date of issue of the finder's fee unit warrant to receive one additional non-flow-through common share in the capital of the Company. Under the FTS agreements, the Company agreed to renounce $330,150 of qualifying expenditures to the investors effective December 31, 2005, although under Canadian tax law the expenditures may actually be incurred up to December 31, 2006.

The Company has estimated that the future income taxes recorded at the time of renunciation would be approximately $112,648. As a result the Company has recognized a reduction in share capital and a recovery of future income taxes of $112,648. In fiscal 2005, the Company recognized $173,184 as a reduction in share capital and a recovery of future income taxes related to the issuance of 1,350,555 FTS for proceeds of $486,200.

The Company completed a non-brokered private placement of 250,000 units at a price of $0.40 for gross proceeds of $100,000. Each unit is comprised of one common share and one-half of one non-transferable share purchase warrant. Each whole warrant is exercisable for one additional common share at an exercise price of $0.50 per share for a period of twelve months, expiring February 13, 2007. There were no finders' fees or commissions paid.

6. Share capital (continued):

(c) Stock options

The Company has a stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.

Summaries of the changes in stock options for the nine months ended April 30, 2006, are presented below.

	Shares	Weighted Average Exercise Price
Balance, July 31, 2005	4,345,000	$0.44
Cancelled	(150,000)	$0.43
Balance, April 30, 2006	4,195,000	$0.25
Vested at April 30, 2006	4,195,000	$0.25

During the nine months ended April 30, 2006, the Company reduced the price of 3,235,000 previously granted stock options with prices ranging from $0.28 to $0.64 to a price of $0.25, with no change in the expiry dates or other terms of the stock options. This represents an increase in value to the option holder. The change in value of $241,986 related to the change in price for employee and consultant stock options has been recorded in the statement of operations and deficit.

The following table summarizes information about the stock options outstanding at April 30, 2006:

Number Outstanding and Exercisable at April 30, 2006	Remaining Contractual Life	Exercise Price
1,310,000	5.0 years	$0.25
100,000	5.5 years	$0.25
620,000	6.9 years	$0.25
965,000	7.8 years	$0.25
100,000	8.0 years	$0.25
1,000,000	3.5 years	$0.25
100,000	4.2 years	$0.25
4,195,000		

VALGOLD RESOURCES LTD.

(an exploration stage company)
Notes to Interim Consolidated Financial Statements
Nine months ended April 30, 2006 and 2005
(Unaudited – prepared by management)

6. Share capital (continued):

(c) Stock options (continued)

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option-pricing model with weighted average assumptions as follows:

	Nine months ended April 30, 2006	2005
Risk free interest rate	2.2%-3.7%	2.3%
Expected life (years)	3.0-8.0	3.0
Expected volatility	52.9%-128.0%	84.7%
Weighted average fair value per option grant	$0.07	$0.26

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. The Company's stock options are not transferable and cannot be traded. The Black-Scholes model also requires an estimate of expected volatility so the Company uses historical volatility rates to arrive at an estimate. Changes in the subjective input assumptions can materially affect the fair value estimate of stock options granted. The value of stock options charged to contributed surplus in the period ended April 30, 2006, was $241,986 (2005 – $190,813).

(d) Warrants

As at April 30, 2006, the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price	Expiry Date
1,847,000	$0.40	October 8, 2007
1,467,333	$0.40	December 30, 2007
98,280*	$0.225	December 30, 2007
98,280	$0.40	December 30, 2007
125,000	$0.50	February 13, 2007
3,635,893		

* Each finder's fee unit warrant is exercisable at a price of $0.225 for a period of 24 months from the date of issue to receive one non-flow-through common share in the capital of the Company and one non-transferable non-flow-through share purchase warrant.

All share purchase warrants outstanding at April 30, 2006, were issued in connection with financings made by private placements. During the nine months ended April 30, 2006, 182,200 share purchase warrants, exercisable at a price of $0.40, expired unexercised, 350,000 share purchase warrants exercisable at a price of $0.70, expiring December 18, 2005, expired, unexercised and the expiry date of 1,847,000 warrants was extended from October 10, 2005, to October 10, 2007.

7. Related party transactions and balances:

Services provided by:	Nine months ended April 30, 2006	2005
Lang Mining Corporation, management fee	$ --	$ 30,000
LMC Management Services Ltd. (a)	353,351	268,279
Glencoe Management Ltd. (c)	22,500	22,500
Kent Avenue Consulting Ltd. (d)	34,000	--
PGC Consulting Ltd. (e)	86,000	30,625
Legal fees (f)	40,936	19,839

Balances receivable from (payable to) (h):	April 30 2006	July 31, 2005
LMC Management Services Ltd. (a)	$ 63,267	$ 128,401
Total balance receivable	63,267	128,401
Directors (b)	(19,192)	(32,170)
Glencoe Management Ltd. (c)	(2,500)	(2,675)
PGC Consulting Ltd. (d)	(1,196)	(18,623)
DuMoulin Black (f)	--	(6,000)
Total balances payable	$ (22,888)	$ (59,468)

(a) Since August 1, 2001, management, administrative, geological and other services have been provided by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. Currently, the Company has a 25% interest in LMC. There is no difference between the cost of $1 and equity value. Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.

(b) Fees are paid to non-executive directors on a quarterly basis, and for meetings attended during the quarter. Reimbursable expenses of $10,950 payable to one director are also included.

(c) Glencoe Management Ltd. is a private company controlled by the Chairman of the Company. Commencing August 1, 2004, management fees of $2,500 per month are paid to Glencoe Management Ltd. for the services of the Chairman.

(d) Consulting fees of $34,000 were paid to Kent Avenue Consulting Ltd., through LMC Management Services Ltd. Kent Avenue Consulting Ltd. Is a private company controlled by Sargent Berner, a director of the Company.

(e) PGC Consulting Ltd. is a private company controlled by Tom Pollock, an officer of the Company.

(f) Legal fees were paid to a law firm of which a director of the Company was an associate counsel to April 1, 2006, and an officer of the Company is a partner.

(g) Balances receivable from related parties are non-interest bearing and due on demand.

(h) The Company's investments include shares of four companies with directors and/or management in common with the Company throughout the period.

8. Comparative figures:

Where necessary, comparative figures have been restated to conform to the current period's presentation.

9. Supplementary cash flow information:

During the nine months ended April 30, 2006 and 2005, the Company conducted non-cash investing activities as follows:

		2006		2005
Shares issued for mineral property interests	$	49,475	$	81,350
Valuation of finder's fee unit warrants	$	22,622	$	--

The Company's independent auditor has not performed a review of these interim financial statements.

VALGOLD RESOURCES LTD.

(an exploration stage company)
Note 10: Interim Schedule of Mineral Property Interests
Nine months ended April 30, 2006
(Unaudited – prepared by management)

	Tower Mountain and Other, Ontario	Hunter Mine, Ontario	Manitoba Properties	Horseshoe Property, British Columbia	Roy-Can and Q-9 Properties, Ontario	Garrison Property, Ontario	China Properties	Venezuela Properties	Total Mineral Property Interests April 30, 2006
Acquisition costs									
Balance, beginning of period	$ 137,656	$ 50,470	$ 250,029	$ --	$ 113,860	$ 110,000	$ --	$ --	$ 662,015
Incurred during the period	8,526	(26,425)	(30,786)	--	--	--	--	564,300	515,615
	146,182	24,045	219,243	--	113,860	110,000	--	564,300	1,177,630
Write-down of mineral property interests	--	--	--	--	(113,860)	--	--	--	(113,860)
Balance, end of period	146,182	24,045	219,243	--	--	110,000	--	564,300	1,063,770
Exploration and development costs									
Incurred during the period									
Assays and analysis	5,095	44	--	--	763	26,867	--	188	32,957
Drilling	3,401	4,502	--	--	--	574,316	--	--	582,219
Geological and geophysical	54,610	3,929	697	120	29,583	170,400	3,117	91,092	353,548
Site activities	3,832	75	133	15	1,746	6,970	--	35,306	48,077
Travel and accommodation	616	--	--	--	6,756	76,369	--	75,557	159,298
Trenching	12,566	--	--	--	--	209	--	--	12,775
Government assistance and other recoveries	--	--	(2,823)	(11,630)	--	--	--	--	(14,453)
	80,120	8,550	(1,993)	(11,495)	38,848	855,131	3,117	202,143	1,174,421
Balance, beginning of period	2,289,404	488,356	245,967	--	171,135	5,529	--	--	3,200,391
Write-down of mineral property interests	--	--	--	11,495	(209,983)	--	(3,117)	--	(201,605)
Balance, end of period	2,369,524	496,906	243,974	--	--	860,660	--	202,143	4,173,207
Total Mineral Property Interests	$ 2,515,706	$ 520,951	$ 463,217	$ --	$ --	$ 970,660	$ --	$ 766,443	$ 5,236,977

VALGOLD RESOURCES LTD.

(an exploration stage company)
Note 10: Schedule of Mineral Property Interests
Year ended July 31, 2005
(Unaudited – prepared by management)

	Tower Mountain and Other, Ontario	Hunter Mine, Ontario	China Properties	Manitoba Properties	Horseshoe Property, British Columbia	Roy-Can and Q-9 Properties, Ontario	Garrison Property, Ontario	Total Mineral Property Interests July 31, 2005
Acquisition costs								
Balance, beginning of year	$ 133,364	$ 22,650	$ --	$ 168,022	$ 20,022	$ --	$ --	$ 344,058
Incurred during the year	55,167	27,820	7,946	82,007	20,528	113,860	110,000	417,328
	188,531	50,470	7,946	250,029	40,550	113,860	110,000	761,386
Write-down of mineral property interests	(50,875)	--	(7,946)	--	(40,550)	--	--	(99,371)
Balance, end of year	137,656	50,470	--	250,029	--	113,860	110,000	662,015
Exploration and development costs								
Incurred during the year								
Assays and analysis	78,556	14,309	8,968	--	1,090	239	--	103,162
Drilling	593,760	55,656	82,653	--	14,340	--	--	746,409
Geological and geophysical	357,178	23,147	92,162	3,325	--	133,588	4,512	613,912
Site activities	29,931	2,025	4,331	2,630	574	1,245	27	40,763
Travel and accommodation	51,074	3,487	30,358	342	6,716	36,063	990	129,030
Trenching	18,123	--	--	--	--	--	--	18,123
Government assistance	--	--	--	(40,263)	(10,927)	--	--	(51,190)
	1,128,622	98,624	218,472	(33,966)	11,793	171,135	5,529	1,600,209
Balance, beginning of year	1,180,357	389,732	8,156	279,933	62,331	--	--	1,920,509
Write-down of mineral property interests	(19,575)	--	(226,628)	--	(74,124)	--	--	(320,327)
Balance, end of year	2,289,404	488,356	--	245,967	--	171,135	5,529	3,200,391
Total Mineral Property Interests	$ 2,427,060	$ 538,826	$ --	$ 495,996	$ --	$ 284,995	$ 115,529	$ 3,862,406

ValGold Resources Ltd.
Three and Nine Months Ended
April 30, 2006

1.1 Date

The effective date of this interim report is June 28, 2006.

1.2 Overview

This Management's Discussion and Analysis ("MD&A") contains certain "Forward-Looking Statements". All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and resources and future plans of the Company are forward looking statements that may involve various risks and uncertainties including future changes in prices of gold and other metals; variations in ore reserves, grades or recovery rates, accidents, labour disputes and other risks associated with mining; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, technological obsolescence, and other factors discussed under "Risk Factors" in the MD&A.

Actual results may differ from those predicted or anticipated in "forward-looking statements" and the Company expressly disclaims any liability for failing to revise or update any forward-looking statements.

The financial statements for the interim periods are not necessarily indicative of the results to be expected for the full year. The interim financial statements do not contain all of the information required for annual financial statements and the MD&A should be read in conjunction with the most recent annual audited financial statements for the year ended July 31, 2005, in addition to the unaudited interim financial statements for the nine months ended April 30, 2006.

All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

ValGold Resources Ltd. ("ValGold" or the "Company") is a mineral exploration company. The Company has a portfolio of mineral exploration projects and the following is a brief summary of its current activities.

- ValGold's earnings for the nine months ended April 30, 2006 ("fiscal 2006") was $28,383 or $0.00 per share compared to a loss of $1,087,047 or $0.05 per share in the nine months ended April 30, 2005 ("fiscal 2005").
- During fiscal 2006, ValGold completed two private placements totalling 1,717,333 units, providing cash of $430,150 to the treasury, compared to $491,200 in private placements in fiscal 2005.
- During fiscal 2006, cash used in operations was $541,488, compared to $1,077,617 in fiscal 2005.
- Exploration expenditures incurred on the following mineral properties in fiscal 2006, with comparative figures for fiscal 2005 in brackets were: Tower Mountain - $80,120 ($1,024,694), Hunter Mine - $8,550 ($97,017), China properties - $3,117 ($210,887), Manitoba Properties – recovery of $1,993 (recovery of $35,631), Roy-Can and Q-9 properties - $38,848 ($61,961), Garrison Property - $855,131 ($Nil), the Horseshoe Property – recovery of $11,495 ($22,651) and the Venezuelan properties - $202,143.
- In fiscal 2006, ValGold sold 463,333 common shares of its investment in common shares of Northern Orion Resources Inc., for a gain of $1,246,072. No shares were sold in fiscal 2005.
- In fiscal 2006 the Company wrote off the balance of its Horseshoe, China properties, and the Roy-Can and Q-9 properties in Ontario, for a total of $315,465.

1.2.1 Tower Mountain Gold Project, Ontario

Fiscal 2006 exploration expenditures on the Tower Mountain Gold Project included the following: assays and analysis - $5,095 (2005 - $75,358); drilling - $3,401 (2005 - $593,759); geological and geophysical - $54,610 (2005 - $296,132), trenching - $12,566 (2005 - $Nil), travel and accommodation - $616 (2005 - $46,997) and site activities - $3,832 (2005 - $12,448).

During the nine months ended April 30, 2006, ValGold concentrated much of its exploration efforts on completion of a resource estimate for the U/V area, which was received and posted on SEDAR and is available on the Company's web site. The next stage of exploration work is being developed based on the resource estimates.

1.2.2 Manitoba Nickel Properties, Manitoba

ValGold combined some of its staked claims in Manitoba with those of Cream Minerals Ltd. and Sultan Minerals Inc. (the "Companies") to form the Stephens Lake Nickel Project, for a total of 174,018 hectares. The Companies entered into an agreement with BHP Billiton Diamonds Inc. ("BHP Billiton") whereby BHP Billiton was granted an option to acquire an initial 51% interest in the Stephens Lake mineral property, and a second option to acquire an additional 19% undivided interest. In the third quarter, the Companies reacquired the Stephens Lake nickel property from BHP Billiton.

Results for the first two diamond drill holes completed in 2005 were recently made available to the Companies. The initial drill hole was designed to test a strong coincident magnetic-EM anomaly along the southern boundary of the Stephens Lake Belt. Previous drilling by ValGold Resources Ltd. along this trend, testing positive magnetic anomalies, intersected ultramafic units. The hole intersected mixed argillaceous sediments and mafic volcanics, and 22 metres of pyritic, graphitic, sediments that were believed to be the source of the EM anomaly. The magnetic anomaly could not be readily explained but may be a result of the existence of mafic volcanics.

The second hole was drilled to test, what was interpreted by BHP Billiton, as the strongest coincident magnetic-EM anomaly on the property. Below the cover glacial sediments and underlying Paleozoic sediments the hole intersected serpentinized, ultramafic rocks from 131.9 m to the end of the hole at 336.0 metres. The magnetite content of the ultramafic easily explains the strong circular and discreet aeromagnetic anomaly, however, it was felt by BHP Billiton that the narrow width of semi-massive to massive sulphides intersected at a depth of 300 metres could not account for the strong EM conductivity. According to BHP Billiton the conductor could be the response from a wider off-hole portion of the same sulphide zone or another wider zone at depth, possibly even at the basal contact of the ultramafic unit. Unfortunately, the hole had to be terminated short of the base of the ultramafic unit because of the rapid onset of spring breakup.

Despite the lack of significant nickel in the second hole, the ultramafic rocks do contain sulphide indicating some degree of sulphur saturation. More importantly, this hole and a few holes previously drilled by ValGold, have intersected Thompson-like highly serpentinized, high MgO, ultramafics along a magnetic-gravity linear which is speculated to be the extension of the Thompson Nickel Belt located approximately 200 kilometres to the west.

Results for the final three diamond drill holes completed in 2006 are expected shortly and will be released when the final report is received from BHP Billiton. The Companies are assessing the many untested geophysical targets that remain on the property.

Big Claims, Manitoba
In December 2002, ValGold entered into an option agreement to acquire the Big Claims property located 90 kilometres east of Gillam, Manitoba. The option allowed ValGold to obtain a 70% interest in the property by making total payments to the optionor of $60,000 in cash and issuing 200,000 common shares over a 36-month period. In April 2004, ValGold entered into an agreement with BHP Billiton to acquire, initially, a 51% undivided interest in the Big Claims (the "Big First Option"); and, secondly, subject to and conditional upon the exercise of the Big First Option, a 19% undivided interest in the Property (the "Big Second Option") in addition to the 51% interest; and, thirdly, subject to and conditional upon the exercise of the Big Second Option, an additional 5% (the "Big Third Option"). This property was extended during the third quarter from January 16, 2006, to June 26, 2006, and was subsequently terminated late in the third quarter. The Company has recovered $51,275 to date in acquisition costs from BHP Billiton. Further cost recoveries of $47,823 are expected to be recovered pursuant to the option agreement, as amended.

1.2.3 Hunter Gold Mine, Ontario

The Hunter Gold Mine project is situated within the Timmins mining camp and is contiguous with the eastern boundary of the famous Dome gold mine. ValGold commenced drilling on the project in June 2004 and drilled 12 holes totalling 3,100 m. All of the holes targeted the Hunter gold mine zone and all but one of the holes hit the zone. Although this first phase of drilling proved encouraging, little fieldwork has been carried out on the property over the past year and a half, in part due to the Company's focus on the Tower Mountain project.

In the third quarter of fiscal 2006, the Company signed an option agreement with Brigadier Gold Ltd. ("Brigadier"), to dispose of an initial 50.0% interest in the property. Under the terms of the option agreement Brigadier can earn an initial 50.0% interest in the property by issuing to ValGold 1.7 million common shares and incurring exploration expenditures totalling $600,000 over a period of four years. Brigadier must spend a minimum of $250,000 on exploration in the first year and issue 425,000 common shares upon regulatory approval and a second tranche of 425,000 shares on the first anniversary of regulatory approval. A further 30.0% interest may be earned by Brigadier upon completion of the share issuances and commitments above, by completing a bankable feasibility study at its sole cost on or before December 31, 2010.

In fiscal 2006, expenditures included the following costs: assays and analysis - $44 (2005 - $14,309), drilling - $4,502 (2005 - $55,656), geological and geophysical - $3,929 (2005 - $22,071), and site and travel costs - $75 (2005 - $4,981).

1.2.4 Honnold Acquisition, Venezuela

ValGold entered into a two-stage transaction in January 2006 by signing a Memorandum of Understanding with a group of three private companies under which ValGold was granted the sole and exclusive option (the "Honnold Option") to acquire all of the shares of Honnold Corp, a British Virgin Island company that indirectly owns twenty-seven exploration licenses (the "Venezuelan Properties") covering approximately 1,300 square kilometers in Bolivar State, Venezuela. The transaction is subject to regulatory approval, which has not yet been received, and shareholder approval, which was received at a Special Meeting held on February 28, 2006. Certain of the exploration licenses will not be acquired and will be returned to the government of Venezuela.

Previous exploration expenditures on the Properties in the order of US$38 million outlined several occurrences of significant gold and platinum, palladium, nickel, copper and vanadium mineralization, for

which ValGold considers the potential for resource development to be excellent. Final acquisition of the mineral exploration licenses will determine the locations and minerals for further exploration.

The Terms of the Acquisition

The acquisition of the Honnold shares would be accomplished in two phases. The total purchase price for both phases consists of US$2,000,000 cash and US$6,000,000 in ValGold common shares, broken down by phase as follows:

(1) ValGold would pay US$500,000 cash, which has been paid and issue a total of 5,000,000 ValGold common shares (having a deemed value for purposes of the agreement of US$0.20 per share) as consideration for acquiring the Honnold Option. The common shares have not been issued. The Honnold Option is exercisable at any time up to July 9, 2007.

(2) To exercise the Honnold Option, ValGold would pay the sellers an additional US$1,500,000 in cash and issue the sellers additional ValGold common shares having a deemed value of US$5,000,000. The deemed per share value of the ValGold common shares issuable to exercise the Honnold Option is to be calculated as an amount equal to US$0.20 plus one-half of the difference between US$0.20 and the average closing price of ValGold common shares as traded on the TSX Venture Exchange over the 90 day period prior to the exercise date, but in any event shall be not less than US$0.20.

(3) The sellers will retain a collective 10% free carried interest in the Properties until the completion of a feasibility study on the Venezuelan Properties or any portion thereof. If they elect to maintain this interest, they would be obligated to provide their share of funding as required or their 10% interest would be diluted.

(4) The sellers would also retain a 2% NSR in the Venezuelan Properties.

Upon exercise of the Honnold Option, ValGold would also acquire a substantial financial asset represented by approximately US$18 million of inter-company notes, issued in respect of previous loans made by Honnold and its two wholly owned direct subsidiaries to the indirect subsidiaries of Honnold. The loans funded a portion of the previous expenditures incurred in exploration and development of the Venezuelan Properties.

An arm's length finder's fee will be payable upon the approval of the acquisition. The fee is 5% of the value of the acquisition to be paid in two installments. The first will be due immediately following shareholder and regulatory approval, by the issuance of 375,000 ValGold shares at a deemed value of US$0.20 per share. The second installment would be due upon exercise of the Option.

The Venezuelan Properties

The principal mineral properties, the Chicanan West and the Chicanan East Concessions, include the Mochila exploration permits and the Chicanan gold prospects. The concessions adjoin one another and are located in Southern Bolivar State, Venezuela, approximately 50 km northwest of Kilometer 88 and the well-known Las Cristinas gold deposit. Access to the area is by the Cuyuni and Chicanan rivers or alternatively by helicopter.

The concessions are comprised of up to 25 exploration licenses that cover a total of up to 112,858 hectares (45,674 acres) or approximately 1,129 square kilometers. The permits were acquired in 1994 and a joint venture was then formed between Honnold and Gold Fields Limited to explore the potential of the

Mochila Complex. A geological model of the complex was made using magnetometer surveys followed by trenching and drilling. Despite some enhanced intercepts in drill holes the joint venture was effectively idle during 2000 and 2001, and was terminated in 2002 just in advance of the recent major upswing in spot precious and base metal prices.

As part of its due diligence process, ValGold commissioned and completed an NI 43-101 compliant Technical Report on the Properties, dated January 12, 2006. The report is available on ValGold's website and is also filed on SEDAR. Work has already begun with the review of all of the available historical exploration data. Fieldwork is expected to commence following the issuance of the first tranche of ValGold common shares, with ValGold's geologists trenching and sampling a number of gold occurrences previously outlined by Gold Fields. Concurrently, steps will be taken to fly a large portion of the property with an airborne EM survey that will assist with the selection of drill targets to be tested during the fall of 2006.

In fiscal 2006, expenditures included the following costs: assays and analysis - $188, geological and geophysical - $91,092, site activities - $35,306 and travel and accommodation - $75,557.

The Honnold concessions and leases are located in Bolivar State, Venezuela. The following is a brief description of certain aspects of mining in Venezuela.

Venezuela

Venezuela is a democratic federal Republic comprised of 23 states, two federal territories, one federal district and 72 federal dependencies. The Republic is governed by a National Executive, comprising an elected President and an appointed (by the President) Council of Ministers, and an elected 165 member unicameral National Assembly.

The President is elected for a renewable (one-time) six-year term. The current President is Hugo Chavez Frias, the leader of the Movimiento Quinta Republica (MVR), a faction of the Movimiento al Socialismo (MAS) and Patria Para Todos (PPT) political parties. Mr. Chavez was elected to this first six-year term as President in 2000. He defeated a recall referendum organized by opposition political parties in 2004.

Venezuela's natural resources sector is dominated by the hydrocarbon sector. In 2005, oil and natural gas production represented approximately 33% of Venezuela's gross domestic product and approximately 80% of its exports. Mineral production, primarily bauxite, alumina and primary aluminium, iron ore and steel, gold and diamonds represented less than 1% of Venezuela's gross domestic product.

The Guayana Region of south-eastern Venezuela, an area that is rich in minerals and covers approximately one-half of Venezuela, is the focus of Venezuela's efforts to diversify its economy away from petroleum and natural gas. The CVG is a decentralized autonomous public administrative institution of the Guayana Region. The CVG, directly and through its subsidiary companies, is involved in the mining and production of bauxite, alumina and primary aluminium, iron ore and steel and gold as well as electricity and cement. The CVG is Venezuela's second largest industrial group after Petroleos de Venezuela, S.A., the state-owned petroleum and natural gas company.

The Guayana Region is the primary source of Venezuela's hydroelectric capacity, including the Guri Dam that supplies over 67% of Venezuela's electricity requirements. Electricity costs in Venezuela are low by world standards.

Venezuela has entered into bilateral investment treaties with a number of countries, including Canada.

Mining Law

Introduction

Under the Venezuelan constitution, all hydrocarbon and mineral resources belong to the Republic. The Mining Law of 1999 ("VML") regulates the exploration and exploitation of mineral resources (other than some industrial minerals not found on government lands). The Ministry of Basic Industries and Mining ("MIBAM") (formerly, the Ministry of Energy and Mines) is responsible for administering the VML.

The VML permits the exploration and exploitation of mineral resources in several ways, including concessionary exploration and exploitation by private parties pursuant to mineral concessions granted by the MIBAM and direct exploration and exploitation by the Government of Venezuela.

Mineral Concessions

Regulatory Title Process

Pursuant to announcements made in 2005 and 2006 by the Venezuelan government, it was proposed that all new titles to mineral properties will be granted in the form of operating contracts. Parties seeking to explore and export mineral properties can only do so upon entering into a contract with a new national mining company to be established by the Venezuelan government for this very purpose. For those mining companies holding concessions granted prior to the implementation of the new title regime, it will only be possible to obtain the new title if, upon regulatory review, the said companies are found to be in compliance with their existing title terms and conditions.

Mineral Concession Taxes

Holders of gold mineral concessions are required, from the fourth year of the concession, to pay a surface tax according to a sliding scale, from a minimum of 0.14 tax units per hectare (one tax unit equals approximately US$5.30) for years four to six and for concessions of up to 513 ha, to a maximum of 0.38 tax units for years seventeen and over and for concessions over 11,286 ha. Once production begins, concessions holders are required to pay exploitation tax of, in the case of gold, 3% of the Caracas commercial value of the refined metal produced. Surface tax is reduced by the amount of exploitation tax paid, and is therefore nil once the exploitation tax paid equals the surface tax due.

Ownership of Concessions

There are no restrictions on who (domestic or foreign) may hold mineral concessions. Mineral concessions may not be transferred without consent of the MIBAM.

Sale of Production

Except for gold, there are no restrictions on the right to sell mineral production in world markets. In the case of gold, concession holders must offer to sell at least 15% of their gold production at world market prices to the Venezuelan Central Bank, which may or may not elect to purchase such amount. The balance may be exported with the permission of the Venezuelan Central Bank.

Direct Exploitation

The Government of Venezuela may reserve for itself through a decree the right to directly explore and exploit specific areas or some or all of the minerals within specific areas. Direct exploration and exploitation may be carried out either by the Government itself through the MIBAM or by the CVG. The effect of such a reservation is to prohibit the grant of mineral concessions to private parties.

Operation Agreements

If the Government of Venezuela has reserved direct exploration and exploitation of minerals for itself, the MIBAM or the public entity may enter into operation agreements with third parties with respect the exploration and exploitation of the reserved minerals.

Environmental Laws

General

Venezuela has a comprehensive set of environmental laws administered by the Ministry of the Environment and Natural Resources ("MARN").

Venezuela is also party to a number of important international conventions and treaties concerned with environmental protection and nature conservation.

Environmental Impact Assessment

All mining projects require a land use permit and an authorization to impact the natural resources, both of which are issued by the MARN. The granting of the permit to impact natural resources is dependent on approval of an environmental impact assessment ("EIA") by the MARN. The EIA process includes the filing of a comprehensive environmental, socio-economic and cultural impact study by the developer of the mining project. In addition, informal approval of the feasibility study by MIBAM is required before MARN will issue the environmental authorization.

Mine Closure and Remediation

All developers of mining projects have a general obligation to reclaim the environment to a productive condition when the project is completed. Specific laws regarding mine closure and remediation are limited. Such matters are normally covered in authorizations to affect the natural environment issued by the MARN.

Taxation

Corporate Income Tax

Venezuelan companies and non-Venezuelan companies carrying on business in Venezuela through a permanent establishment (i.e., Venezuelan branches) are subject to corporate income tax on their worldwide income (in the case of a Venezuelan corporation) or their income attributable to the permanent establishment (in the case of a Venezuelan branch) at a maximum rate of 34%. They are also subject to municipal tax of between 0.5% and 10% of their gross revenues depending on the municipality where they carry on business and nature of their business.

Venezuelan companies and branches are subject to a system of inflation adjustments. If it owns a mining project, at the time the project is completed, a Venezuelan company or branch must revalue its non-monetary assets, liabilities and equity in line with inflation since acquisition and pay a one-time tax of 3% of the amount of the revaluation increase. At the end of each taxation year thereafter, the corporation or branch must revalue its non-monetary assets, liabilities and equity in accordance with the inflation rate. The corporation's or branch's taxable income for the taxation year may increase or decrease as a result of the adjustment.

Venezuelan companies and branches are entitled to amortize their capital assets on a straight-line basis over the useful life of the assets. Foreign exchange gains and losses are included in calculating income. Losses may be carried forward for three years in the case of operating losses and one year in the case of inflation adjustment losses from the year in which they are incurred.

Dividends and Branch Profits Tax

Dividends paid by Venezuelan companies are subject to withholding tax at the rate of 34%. This withholding may be reduced under applicable tax treaties.

Net earnings repatriated by Venezuelan branches are subject to a branch profits tax of 34%. This rate may be reduced under applicable tax treaties. The tax does not apply to net earnings reinvested n Venezuela for a minimum period of five years.

Only those dividends and repatriations that originate from income that has not been subject to corporate income tax at the corporation or branch level are subject to the withholding or branch profits tax.

Financial Transactions Tax

All debits made to accounts maintained with Venezuelan financial institutions were subject to a financial transactions tax at the rate of 0.5%, until January 2006, when the tax was eliminated.

VAT and Import Duties

Venezuelan companies and branches are required to pay value added tax ("VAT") of 14% (reduced from 15% with effect from August 2005) on goods and services purchased by them, including imported goods and services. They may recover the VAT paid by them from the VAT charged and collected by them on goods and services sold by them in Venezuela. Export sales are subject to VAT of 0%. Exporters recover VAT previously paid by them through certificates issued to them by the Ministry of Finance. The certificates may be used as a credit against future VAT and income taxed or may be transferred to third parties for value and thereby monetized.

Import duties of various rates are also payable on goods imported into Venezuela.

A Venezuela company or branch that is proposing to carry out a mining project that is in the national interest may apply to the National Executive for an exemption from the VAT and import duties applicable to machinery and equipment imported by it into Venezuela for the project.

Tax Treaties

Venezuela has entered into tax treaties with a number of countries including Canada.

Exchange Controls

Venezuela reintroduced exchange controls in February 2003.

All foreign currencies brought into Venezuela must be converted into Bolivars at the prevailing official exchange rate. Also, the net proceeds of all exports of goods and services must be repatriated and converted into Bolivars at the prevailing official exchange rate. Venezuelan corporations and branches have access to foreign currencies at the prevailing official exchange rate to pay principal and interest on registered prescribed debt and to purchase prescribed imported goods and services under registered agreements. They must apply to the Venezuelan Foreign Exchange Administration Commission to obtain foreign currencies at the prevailing official exchange rate for other purposes, including paying dividends and repatriating net earnings.

RISK FACTORS

The business and operations of ValGold are subject to risks. The Company's investment in Venezuela may be subject to certain of the following risks, which may or may not apply to its operations in Canada.

Country Risk

Political and Economic Instability

The Company's mineral exploration and exploitation activities may be adversely affected by political instability and legal and economic uncertainty in the countries where the Company has operations. The risks associated with the Company's foreign operations may include political unrest, labour disputes, invalidation of governmental orders and permits, corruption, war, civil disturbances and terrorist actions, arbitrary changes in laws, regulations and policies, taxation, price controls, exchange controls, delays in obtaining or the inability to obtain necessary permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation or earnings, limitations on mineral exports and increased financing costs. These risks may limit or disrupt the Company's projects or operations, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization, expropriation or other means without fair compensation.

The Company's new mineral property is located in Venezuela and as such the Company may be affected by political or economic instabilities. The risks associated with carrying on business in Venezuela include, but are not limited to: civil unrest, terrorism, military repression, extreme fluctuations in currency exchange rates and high rates of inflation. Violent crime is prevalent throughout the country and includes kidnapping, smuggling and drug trafficking especially in remote areas. Changes in resource development or investment policies or shifts in political attitudes in Venezuela may adversely after the Company's business. Operations may be affected in varying degrees by government regulations with respect to restrictions in production, price controls, export controls, income taxes, expropriation of property, maintenance of claims, environmental legislation, land use, small miners activities, land claims of local and indigenous people, water use and mine safety. The effect of these factors cannot be accurately predicted.

Venezuela currently has exchange controls that affect the ability of companies doing business in Venezuela to convert Venezuelan source income into foreign currency. There can be no assurance that

exchange controls will not continue and, if they do, that they will not adversely affect the Company's operations, including its ability to satisfy its foreign currency obligations.

Mr. Tom Pollock, P.Geo. is ValGold's Vice President of Exploration and is the qualified person for the supervision of the exploration and development activities of the Company. Mr. Pollock will be responsible for all of the technical reporting in compliance with NI 43-101.

1.2.5 Garrison Project, Ontario

ValGold has acquired 100% right, title and interest in 35 mining claims located in Garrison Township, District of Cochrane, Larder Lake Mining Division in Northern Ontario, by making a cash payment of $110,000 to the seller of the property. Since the property was acquired in July 2005, work has been directed towards creating a digital database of the past surface and underground drilling for the purpose of completing a 43-101 compliant resource calculation for the J.P. zone and drilling to extend the previously outlined limits of the deposit.

Fiscal 2006 exploration expenditures on the Garrison Project have included assay and analysis costs of $26,867; drilling of $574,316; geological, geophysical, and trenching expenses of $170,609; travel and accommodation of $76,369 and site activities of $6,970. There were no exploration activities on the property in fiscal 2005.

In June 2006 the Company completed its first-stage drilling program with 31 diamond drill holes (G05-01 to G05-07 and G06-01 to G06-24), for a total of 11,351m of core. Assays have been received and compiled for holes up to and including G06-20, which can be found on the Company's website or on SEDAR.

To date, the initial drill program has focused upon the infilling and extending along strike and to depth the main J.P. Gold Zones situated in the central part of the Garrison property. The holes have been collared on 50m centers in order to achieve results that could be utilized in a resource calculation and also to evaluate the potential for lithological or structural controls on the gold zones. ValGold's reported widths of the drill intersections average approximately 70% of true widths.

Based on the strength of the results together with the readily recognizable mineralization in the core, ValGold has elected to immediately launch into the next round of drilling, stepping out further along strike and targeting the J.P. Gold Zone at greater depths. The addition of the second drill rig on the property will permit the project geologists to test many of the other target areas within the Garrison property while continuing to extend the J.P. Gold Zone.

1.2.6 Mineral Property Option Payments Due To July 31, 2006

From August 1, 2005, to July 31, 2006, ValGold must make cash payments totalling $154,833, of which $41,500 has been paid to the date of this report to maintain its current mineral property interests. In addition, ValGold must issue a total of 191,667 common shares, of which 175,000 common shares have been issued at the date of this report, to maintain the options on the mineral property interests that are currently held. The cash and share payments are dependent upon exploration results and are made solely at the option of the Company to maintain the options in good standing until all payments are made and the property is vested, subject to royalties payable on commencement of production. The share and cash payments do not include any payments that may be required on the Venezuelan property acquisitions.

1.2.7 Market Trends

In 2006 the price of gold has increased, continuing an overall uptrend that commenced in 2001. The gold price in 2005 averaged US$444.74 per ounce and in 2006 the gold price has averaged US$585.62 per ounce to June 28, 2006.

1.3 Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and are expressed in Canadian dollars.

	As at July 31, 2005	As at July 31, 2004	As at July 31, 2003
Current assets	$ 987,683	$ 3,810,592	$ 2,110,730
Mineral property interests	3,862,406	2,264,567	496,950
Other assets	1,408,795	1,405,213	1,362,726
Total assets	6,258,884	7,480,372	3,970,406
Current liabilities	137,952	587,290	250,256
Shareholders' equity	6,120,932	6,893,082	3,720,150
Total shareholders' equity and liabilities	6,258,884	7,480,372	3,970,406
Working capital	$ 855,731	$ 3,223,302	$ 1,860,474
	Year ended July 31, 2005	**Year ended July 31, 2004**	**Year ended July 31, 2003**
Expenses (Recoveries)			
Amortization	$ 855	$ 152	$ 384
Foreign exchange loss	17,838	14,210	37,917
Legal, accounting and audit	75,297	121,953	97,729
Management and consulting fees	60,000	30,000	61,250
Office and administration	208,331	193,661	106,832
Salaries and benefits	218,938	180,310	218,865
Shareholder communications	214,849	179,284	65,370
Stock-based compensation	53,734	654,396	2,534
Travel and conferences	75,169	78,538	13,538
	925,011	1,452,504	604,419
Project closure costs (recovery)	--	--	(6,755)
Property investigations	115,052	142,803	107,578
Write-down of mineral property interests	419,698	290,619	4,890
Loss on disposal of equipment	--	1,150	--
(Gain) on sale of marketable securities and investments	--	(2,494,700)	--
Write-down of investments	6,000	40,464	--
Interest income	(46,506)	(48,208)	(27,397)
(Loss) earnings before future income tax recovery	(1,419,255)	615,368	(682,735)
Future income tax recovery	162,788	2,322	--
(Loss) earnings for the year	(1,256,467)	617,690	(682,735)
(Loss) earnings per share – basic	$ (0.06)	$ 0.03	$ (0.05)
(Loss) earnings per share – diluted	$ (0.06)	$ 0.03	$ (0.05)
Weighted average number of common shares outstanding – basic	20,701,374	17,846,346	13,391,054
Weighted average number of common shares outstanding – diluted	20,701,374	19,821,310	13,391,054

1.4 Results of Operations

	Three months ended April 30, 2006	Three months ended April 30, 2005	Nine months ended April 30, 2006	Nine months ended April 30, 2005
Expenses				
Amortization	$ 215	$ 547	$ 534	$ 931
Foreign exchange	10,792	1,000	11,922	16,534
Legal, accounting and audit	134,061	6,061	214,426	24,503
Management and consulting fees	23,500	7,500	56,500	52,500
Office and administration	75,213	81,977	204,521	143,049
Property investigations	--	19,764	(9,147)	65,338
Salaries and benefits	65,829	64,705	151,546	147,852
Shareholder communications	46,116	52,845	120,043	169,594
Stock based compensation	--	158,698	241,986	190,813
Travel and conferences	27,164	10,903	39,955	56,001
Write-down (recovery) of mineral property interests	(9,838)	337,965	315,465	422,304
Interest and other income	(10,959)	(10,812)	(17,414)	(39,409)
	362,093	731,153	1,330,337	1,250,010
Gain on sale of investments	(420,337)	--	(1,246,072)	--
Earnings (loss) before income taxes	58,244	(731,153)	(84,265)	(1,250,010)
Income tax recovery	112,648	162,963	112,648	162,963
Income (loss) for the period	170,892	(568,190)	28,383	(1,087,047)
Deficit, beginning of period	(29,288,902)	(28,408,783)	(29,146,393)	(27,889,926)
Deficit, end of period	$(29,118,010)	$(28,976,973)	$(29,118,010)	$(28,976,973)
Earnings (loss) per share, basic	$ 0.01	$ (0.03)	$ 0.00	$ (0.05)
Earnings (loss) per share, diluted	$ 0.01	$ (0.03)	$ 0.00	$ (0.05)
Weighted average number of common shares outstanding – basic	23,003,292	21,039,259	21,983,729	21,083,480
Weighted average number of common shares outstanding – diluted	24,219,939	21,039,259	22,159,891	21,083,480

Nine Months Ended April 30, 2006 Compared to Nine Months Ended April 30, 2005

ValGold had earnings of $28,383 in the nine months ended April 30, 2006, or earnings per share of $0.00, compared to a loss of $1,087,047, or loss per share of $0.05, in the nine months ended April 30, 2005.

In early fiscal 2005 ValGold was exploring in China so there were foreign exchange risks associated with exploration in foreign jurisdictions at that time. In January 2006, the Company entered into an option agreement to acquire mining claims in Venezuela. Expenses incurred in these countries are in local currencies, and are often denominated in United States dollars. As a result, foreign exchange losses of $16,534 were incurred in fiscal 2005, compared to $11,922 in fiscal 2006. The United States dollar was

volatile compared to the Canadian dollar throughout calendar 2005 and 2006. The Company had a nominal balance of funds in United States dollars during both fiscal periods and with the volatility of the United States dollar, a significant portion of the foreign exchange loss relates to the funds held in United States dollars during the year and timing differences in payment and recording of foreign currency expenditures.

ValGold has entered into a mineral property acquisition in Venezuela, where many of the expenses will likely be incurred in United States dollars and Venezuelan Bolivars, which will result in more foreign exchange risks and therefore, more timing and exchange risks related to expenditures in the foreign currencies.

Legal, accounting and audit expenses increased from $24,503 in fiscal 2005 to $214,426 in fiscal 2006. Legal fees incurred in respect of the due diligence and accounting transactions, planning and review of the Venezuela transaction, are the major source of the significant increase.

Until July 31, 2004, ValGold paid Lang Mining Corporation, a private company, a monthly management fee of $2,500 per month for the services of Frank Lang as Chairman of the Company. During fiscal 2005, a payment of $30,000, one year of fees, was paid to Lang Mining Corporation, as a termination payment. There were no fees paid in fiscal 2006.

Starting in August 2004 management fees of $2,500 per month have been paid to Glencoe Management Ltd. for the services of Andrew F.B. Milligan as Chairman of the Company. Management fees paid in each fiscal period totalled $22,500. Consulting fees of $34,000 have been paid to Kent Avenue Consulting Ltd., a company controlled by a director.

Office and administration costs increased from $143,049 in fiscal 2005 to $204,521 in fiscal 2006. The office and administration costs include rent, shared office services and other costs related to administration of a public company. The costs have increased due to additional office space being used by ValGold.

Salaries and benefits have increased from $147,852 in fiscal 2005 to $151,546 in fiscal 2006. Salaries and benefits are primarily paid by LMC Management Services Ltd. ("LMC"), and as such, are activity based with levels of administrative activity changing with activity levels of the Company.

In fiscal 2005, there was $190,813 in stock-based compensation compared to $241,986 in fiscal 2006, calculated in accordance with the Black-Scholes option valuation model. Stock options granted in prior years were re-priced during the period, resulting in an increase in stock-based compensation during the period. The Company's stock options are not transferable and cannot be traded. The Black-Scholes model also requires an estimate of expected volatility. The Company uses historical volatility rates of the Company to arrive at an estimate of expected volatility. The rates used for calculation of stock-based compensation are as follows: risk free interest rates – 2.2% to 3.7% (2005 2.3%); expected life of option – 3.7 to 8.0 years (2005 – 3 years); expected volatility – 52.9% to 128.0% (2005 – 84.7%).

Shareholder communications costs have decreased from $169,594 in fiscal 2005 to $120,043 in fiscal 2006. The Company utilizes the services of an investor relations' consultant. Fees paid to this consultant totalled $15,442 in fiscal 2005, compared to $49,500 in fiscal 2006. Other shareholder activities consist of web site maintenance, transfer agency fees, shareholder inquiries and all costs associated with timely disclosure of information. The Company has attended fewer investor conferences in fiscal 2006, which is the major reason for the decrease in costs.

Travel and conference expenses have decreased from $56,001 in fiscal 2005 to $39,955 in fiscal 2006. The Company did not attend any international investment conferences in fiscal 2006, compared to attendance at one investment trade show in London in fiscal 2005. In fiscal 2006, the decrease in travel costs related to investment conferences has been offset by travel costs incurred for trips to Venezuela by officers and consultants working on behalf of the Company.

Property investigation costs have decreased from $65,338 in fiscal 2005 to a recovery of $9,147 in fiscal 2006. ValGold is presented with property submittals continually, and the submissions are reviewed for possible acquisition. Costs vary from period to period depending on the level of due diligence and travel costs related to the properties reviewed and the property location. The costs related to submittals are capitalized if the property is acquired, or expensed if the property is not acquired. Although the Venezuelan transaction has not yet been completed, $80,460 in property investigation costs had been incurred to January 31, 2006, which, as a result of the acquisition, was capitalized to mineral property interests. Since that time, all costs related to the Venezuelan transaction have been capitalized.

Also, in fiscal 2006, the Company has sent an invoice for a significant property investigation performed on a property held by a private company for reimbursement. Some of these costs were incurred in the year ended July 31, 2005, and are now to be reimbursed to the Company. The total reimbursement to be received subsequent to April 30, 2006, is expected to be $64,006. As of the date of this report, this reimbursement has not been received.

Interest income of $39,409 in fiscal 2005 compares to $17,414 in fiscal 2006. Interest rates increased in fiscal 2006, but this increase has been offset by the declining cash balances held by the Company.

During the nine months ended April 30, 2006, ValGold has sold 463,333 common shares of its long-term investment in Northern Orion Resources Inc. ("Northern Orion"), for a gain of $1,246,072. During the period, 25,000 common shares of Northern Orion were purchased at a cost of $116,636. No shares were sold in fiscal 2005. Subsequent to April 30, 2006, ValGold has sold 95,000 common shares of Northern Orion for a gain of $389,559.

In fiscal 2006 the Company wrote off the balance of its Horseshoe, China properties, and the Roy-Can and Q-9 properties in Ontario, for a total of $315,465. In fiscal 2005, the Company wrote off the balance of the exploration costs incurred on its properties in China, the Horseshoe Property in British Columbia and the Bateman Lake and other claims in Ontario for a total of $422,304.

In fiscal 2006, the Company issued 1,467,333 Flow Through Shares ("FTS") for proceeds of $330,150. Under the FTS agreements, the Company agreed to renounce $330,150 of qualifying expenditures to the investors effective December 31, 2005, although under Canadian tax law the expenditures may actually be incurred up to December 31, 2006.

The Company has estimated that the future income taxes recorded at the time of renunciation would be approximately $112,648. As a result the Company has recognized a reduction in share capital and a recovery of future income taxes of $112,648. In fiscal 2005, the Company recognized $173,184 as a reduction in share capital and a recovery of future income taxes related to the issuance of 1,350,555 FTS for proceeds of $486,200.

1.5 Summary of Quarterly Results

The tables below provide for each of the most recent eight quarters, a summary of property acquisition and exploration costs on a project-by-project basis, and a table of corporate expenses:

	Tower Mountain, Ontario	Jinzhuang and other, China	Manitoba Properties	Horseshoe Property, British Columbia	Roycan, Q-9 and Other Properties Ontario	Hunter Mine, Ontario	Garrison Property, Ontario	Concessions, Venezuela
Fiscal 2004								
Fourth Quarter	391,443	32,500	18,193	15,860	639	355,027	--	--
Fiscal 2005								
First Quarter	106,114	194,296	(18,152)	39,902	--	103,414	--	--
Second Quarter	442,229	23,823	(315)	3,104	--	8,787	--	--
Third Quarter	481,411	714	73,676	173	175,821	12,251	--	--
Fourth Quarter	154,035	7,585	(7,168)	(10,858)	109,174	1,992	115,529	--
Fiscal 2006								
First Quarter	41,445	--	(373)	135	25,625	31,690	38,353	--
Second Quarter	29,258	3,117	(15,930)	--	11,431	1,164	326,389	80,460
Third Quarter	17,943	--	(16,476)	(11,630)	1,792	271	600,389	685,983

Note 1: Property acquisition and exploration costs exclude the write-down of mineral property interests.

	Earnings (loss) per quarter	Diluted earnings (loss) per share	General and administrative expenses	Gain (loss) on investments and interest	Mineral property write-down (recovery)	Property investigation costs	Stock-based compensation
Fiscal 2004							
Fourth Quarter	(818,239)	(0.04)	226,917	18,309	290,616	69,082	249,933
Fiscal 2005							
First Quarter	(297,806)	(0.02)	221,112	13,675	35,345	36,844	18,180
Second Quarter	(221,051)	(0.01)	164,314	14,922	48,994	8,730	13,935
Third Quarter	(427,004)[1]	(0.02)	225,538	10,812	337,965	19,764	17,512[1]
Fourth Quarter	(310,606)	(0.01)	260,313	7,097	(2,606)	49,714	4,107
Fiscal 2006							
First Quarter	(557,503)	(0.03)	173,938	3,311	310,755	59,191	16,930
Second Quarter	414,994	0.02	242,617	828,879	14,549	(68,337)	225,056
Third Quarter	170,892	0.01	382,890	431,296	(9,838)	--	--

[1] Stock-based compensation differs from the reported results in the third quarter of fiscal 2005, due to the cancellation of stock options that were granted in excess of the options available to be granted under the stock option plan.

Three Months Ended April 30, 2006 Compared to Three Months Ended April 30, 2005

ValGold had earnings of $170,892 in the three months ended April 30, 2006, ("Q3 2006") or earnings per share of $0.01, compared to a loss of $568,190, or loss per share of $0.03, in the three months ended April 30, 2005 ("Q3 2005").

ValGold has been planning an exploration program in Venezuela. Working in foreign jurisdictions results in certain foreign exchange risks. A foreign exchange loss of $1,000 in Q3 2005 compares to a loss of $10,792 in Q3 2006. The United States dollar compared to the Canadian dollar has been fairly volatile, as has the Venezuelan Bolivar. The Company had a nominal balance of funds in United States dollars during the period, and with the volatility of the United States dollar, a significant portion of the foreign exchange loss relates to the expenses paid in United States dollars and in Venezuelan Bolivars during the period.

Legal, accounting and audit expenses increased from $6,061 in Q3 2005 to $134,061 in Q3 2006. The significant increase is primarily due to legal due diligence related to the acquisition of the mineral concessions in Venezuela.

The Company pays management fees of $2,500 per month to Glencoe Management Ltd. for the services of Andrew F.B. Milligan as Chairman of the Company. Included in Q3 2006 is $15,800 in consulting fees paid to Kent Avenue Consulting Ltd., for consulting services provided by a director.

Office and administration costs decreased from $81,977 in Q3 2005 to $75,213 in Q3 2006. The office and administration costs include rent, shared office services and other costs related to administration of a public company.

Salaries and benefits have increased nominally from $64,705 in Q3 2005 to $65,289 in Q3 2006. In Q3 2006 there is no stock-based compensation compared to $158,698 in Q3 2005.

Shareholder communications have decreased from $52,845 in Q3 2005 to $46,116 in Q3 2006. The Company utilizes the services of an investor relations' consultant. Fees paid to this consultant totalled $7,661 in Q3 2005 compared to $16,500 in Q3 2006. Subsequent to April 30, 2006, the contract with the consultant was terminated. Shareholder communications also includes all costs associated with timely disclosure of information, including news dissemination services.

Travel and conference expenses have increased from $10,903 in Q3 2005 to $27,164 in Q3 2006. Travel expenses have increased due to due diligence related to the Venezuelan property acquisitions.

There were no property investigation costs incurred in Q3 2006, compared to $19,764 in Q3 2005. ValGold is presented with property submittals continually, and the submissions are reviewed for possible acquisition. The costs related to submittals are capitalized if the property is acquired, or expensed if the property is not acquired.

In Q3 2006, the Company disposed of 138,700 common shares of Northern Orion for a gain of $420,337. There was no comparative gain in Q3 2005. During Q3 2006, 25,000 common shares of Northern Orion were acquired at a cost of $116,636.

Interest income of $10,812 in Q3 2005 compared to $10,959 in Q3 2006. Interest rates were higher in Q3 2006, offset by lower cash balances on hand.

The Company has estimated that the future income taxes recorded at the time of renunciation of $330,150 in flow-through expenditures in Q3 2006 would be approximately $112,648. As a result the Company has recognized a reduction in share capital and a recovery of future income taxes of $112,648. In Q3 2005, the Company recognized $173,184 as a reduction in share capital and a recovery of future income taxes related to the issuance of 1,350,555 FTS for proceeds of $486,200.

1.6 Liquidity

Historically, the Company's sole source of funding was the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions. The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

At April 30, 2006, ValGold's working capital, defined as current assets less current liabilities, was $1,275,033, compared with working capital of $849,731 at July 31, 2005. This amount includes the book value of 445,000 shares of Northern Orion Resources Inc., at $700,907 in fiscal 2006, which was not included in working capital at July 31, 2005. In fiscal 2006, ValGold sold 463,333 common shares of its investment in common shares of Northern Orion Resources Inc., for a gain of $1,246,072, and has reclassified its investment as a current asset to provide working capital for its exploration projects.

Investing Activities

At April 30, 2006, ValGold has capitalized $5,236,977 representing costs associated with the acquisition and exploration of its mineral property interests in Manitoba, Ontario and Venezuela. During the nine months ended April 30, 2006, ValGold expended $1,690,036, after recoveries, on the acquisition and exploration of its mineral property interests. The Company has used $314,723 of its temporary investments to acquire and explore mineral property interests and for working capital needs.

1.7 Capital Resources

The Company has investments in a portfolio of mining companies. ValGold currently holds in marketable securities, 445,000 common shares of Northern Orion Resources Inc., with a market value at April 28, 2006, of $2,576,550. ValGold also holds as long-term investments, 665,000 common shares of Sultan Minerals Inc., 135,000 common shares of Cream Minerals Ltd., 400,000 common shares of Emgold Mining Corporation, 425,000 common shares of Brigadier Gold Ltd. and 50,000 common shares of Mediterranean Minerals Corp. at a total book value of $167,400. The market value of these shares at April 28, 2006, is $624,050.

On December 30, 2005, ValGold completed a flow-through private placement of up to 1,467,333 units at a price of $0.225, each unit comprised of one flow-through share and one share purchase warrant, exercisable for two years, at a price of $0.40. ValGold issued 98,280 finder's fee unit warrants, each finder's fee unit warrant exercisable at a price of $0.225 for a period of 24 months from the date of issue to receive one non-flow-through common share in the capital of ValGold and one non-transferable non-flow-through share purchase warrant ("Finder's Fee Warrant"). Each Finder's Fee Warrant will be exercisable at $0.40 for a period of 24 month from the date of issue of the finder's fee unit warrant to receive one additional non-flow-through common share.

In February 2006, the Company completed a private placement of 250,000 units at a price of $0.40 per unit. Each unit is comprised of one common share and one-half of one non-transferable share purchase

warrant. Each whole warrant is exercisable for one additional common share at an exercise price of $0.50 per share for a period of twelve months, expiring February 13, 2007. There were no finders' fees or commissions paid in relation to the private placement.

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions with Related Parties

Services provided by:	Nine months ended April 30, 2006	2005
Lang Mining Corporation, management fee	$ --	$ 30,000
LMC Management Services Ltd. (a)	353,351	268,279
Glencoe Management Ltd. (c)	22,500	22,500
Kent Avenue Consulting Ltd. (d)	34,000	--
PGC Consulting Ltd. (e)	86,000	30,625
Legal fees (f)	40,936	19,839

Balances receivable from (payable to) (h):	April 30 2006	July 31, 2005
LMC Management Services Ltd. (a)	$ 63,267	$ 128,401
Total balance receivable	63,267	128,401
Directors (g)	(19,192)	(32,170)
Glencoe Management Ltd. (c)	(2,500)	(2,675)
PGC Consulting Ltd. (d)	(1,196)	(18,623)
DuMoulin Black (f)	--	(6,000)
Total balances payable	$ (22,888)	$ (59,468)

(a) Since August 1, 2001, management, administrative, geological and other services have been provided by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. Currently, the Company has a 25% interest in LMC. There is no difference between the cost of $1 and equity value. Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.

(b) Fees are paid to non-executive directors on a quarterly basis, and for meetings attended during the quarter. Reimbursable expenses of $10,950 payable to one director are also included.

(c) Glencoe Management Ltd. is a private company controlled by the Chairman of the Company. Commencing August 1, 2004, management fees of $2,500 per month are paid to Glencoe Management Ltd. for the services of the Chairman.

(d) Consulting fees of $34,000 were paid to Kent Avenue Consulting Ltd., through LMC Management Services Ltd. Kent Avenue Consulting Ltd. is a private company controlled by Sargent Berner, a director of the Company.

(e) PGC Consulting Ltd. is a private company controlled by Tom Pollock, an officer of the Company.

(f) Legal fees were paid to a law firm of which a director was an associate counsel to April 1, 2006, and an officer of the Company is a partner.

(g) Balances receivable from related parties are non-interest bearing and due on demand.

(h) The Company's investments include shares of four companies with directors and/or management in common with the Company throughout the period.

1.10 Fourth Quarter

Not applicable.

1.11 Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course of business or as described in items 1.6 or 1.7 above, before the board of directors for consideration.

1.12 Critical Accounting Estimates

Not applicable. As at April 30, 2006, the Company was a venture issuer.

1.13 Critical accounting policies and changes in accounting policies

None.

1.14 Financial Instruments and Other Instruments

None.

1.15 Other MD&A Requirements

The Company has entered into an agreement for acquisition of mining concessions in Venezuela. A description of mining in Venezuela, under current laws, is described under the Honnold acquisition.

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.2 Additional Disclosure for Venture Issuers Without Significant Revenue

(a) capitalized or expensed exploration and development costs

The required disclosure is presented in the schedule of mineral property interests attached to the accompanying financial statements.

(b) expensed research and development costs

Not applicable.

(c) deferred development costs

Not applicable.

(d) general administrative expenses

The required disclosure is presented in the Consolidated Statements of Operations.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

None.

1.15.3 Disclosure of Outstanding Share Data

The following details the share capital structure as of June 28, 2006, the date of this MD&A, subject to minor accounting adjustments:

Outstanding share information at June 28, 2006

Authorized Capital

Unlimited number of common shares without par value.

Issued and Outstanding Capital

23,052,281 common shares are issued and outstanding

Stock Options and Warrants Outstanding

Number of Options	Exercise Price ($)	Expiry Dates
1,050,000	0.25[1]	January 25, 2011
260,000	0.25	January 25, 2011
100,000	0.25[1]	July 18, 2011
620,000	0.25	December 20, 2012
725,000	0.25[1]	November 14, 2013
240,000	0.25	November 14, 2013
100,000	0.25[1]	January 19, 2014
590,000	0.25[1]	July 27, 2009
410,000	0.25	July 27, 2009
100,000	0.25[1]	April 26, 2010
4,195,000		

1.Repriced to $0.25 on October 13, 2005, and approved by disinterested shareholders at the Company's Annual General Meeting held in January 2006.

Number of Warrants	Exercise Price ($)	Expiry Dates
1,847,000	0.40	October 8, 2007
1,467,333	0.40	December 30, 2007
98,280	0.225[2]	December 30, 2007
98,280	0.40	December 30, 2007
125,000	0.50	February 13, 2007
3,635,893		

[2] Each finder's fee unit warrant is exercisable at a price of $0.225 for a period of 24 months from the date of issue to receive one non-flow-through common share in the capital of the Company and one non-transferable non-flow-through share purchase warrant.

During the nine months ended April 30, 2006, 182,200 share purchase warrants exercisable at a price of $0.40 and 350,000 share purchase warrants exercisable at a price of $0.70 to December 18, 2005, expired, unexercised. The expiry date of 1,847,000 warrants was extended from October 10, 2005, to October 10, 2007.

Other Information

Approval

The Board of Directors of ValGold Resources Ltd. has approved the disclosure contained in the interim MD&A. A copy of this interim MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

Caution on Forward-Looking Information

This MD&A includes forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, **STEPHEN J. WILKINSON,** President and Chief Executive Officer of **VALGOLD RESOURCES LTD.,** certify that:

1. I have reviewed the interim filings (as this term is defined in *Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings)* of **VALGOLD RESOURCES LTD.** (the issuer), for the interim period ending April 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is make known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP, and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonable likely to materially affect, the issuer's internal control over financial reporting.

Date: June 28, 2006

"Stephen J. Wilkinson"

Stephen J. Wilkinson
President and Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, **SHANNON M. ROSS,** Chief Financial Officer of **VALGOLD RESOURCES LTD.,** certify that:

1. I have reviewed the interim filings (as this term is defined in *Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings)* of **VALGOLD RESOURCES LTD.** (the issuer), for the interim period ending April 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is make known to us by others within those entities, particularly during the period in which the interim filings are being prepared;

(b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP, and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonable likely to materially affect, the issuer's internal control over financial reporting.

Date: June 28, 2006

"Shannon M. Ross"

Shannon M. Ross
Chief Financial Officer